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                                                                   Exhibit 23.2


                        CONSENT OF INDEPENDENT ACCOUNTANTS






We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-4 of Triton Energy Limited and Triton Energy Corporation of our report dated August 14, 1992, relating to the consolidated statements of operations, shareholders' equity and cash flows of Triton Energy Corporation and subsidiaries for the year ended May 31, 1992 and related schedule (before restatement for discontinued aviation sales and services operations and wholesale fuel products operations) which report appears in the Current Report on From 8-K dated August 24, 1995 of Triton Energy Corporation. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus.


                                               /s/ KPMG Peat Marwick LLP


Dallas, Texas
February 12, 1996